

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

<u>Via E-mail</u>
Ilia Sachin
President
Fermo Group, Inc.
Allmandring 1/22a-35
Stuttgart, Germany 70569

> **Re:** **Fermo Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 26, 2012**
> **File No. 333-179738**

Dear Mr. Sachin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please revise your prospectus to disclose your election under Section 107(b) of the Act:

    - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable in your critical accounting policy disclosures in MD&A; or

    - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Corporate Background and Business Overview, page 5

2.   In the last paragraph on page 5 you disclose your financial statements report no revenues and a net loss of $2,887 from inception through March 31, 2012 whereas your balance sheet as of March 31, 2012 on page 40 reflects a deficit accumulated during the development stage of ($7,962). Please revise as appropriate.

Summary Financial Information, page 7

3.   The financial information disclosed here is not consistent with the financial information disclosed in your financial statements beginning on page 40. Please revise.

Risk Factors, page 7

We Are Solely Dependent Upon The Funds To Be Raised . . . , page 7

4.   You disclose liabilities of $4,400 as of March 31, 2012 whereas your balance sheet as of March 31, 2012 on page 40 reflects liabilities of $5,400. Please revise as appropriate.

Dilution, page 13

5.   We note your dilution calculations are based on a net tangible book value of ($3,962) as of March 31, 2012 whereas your balance sheet as of March 31, 2012 on page 40 reflects a net tangible book value of ($4,962). Please revise your disclosure and calculations as appropriate.

Management's Discussion and Analysis or Plan of Operation, page 16

6.   Your disclosures of financial information are not consistent with your financial statements. The following are examples of inconsistencies in the amounts disclosed here as compared to your financial statements:

- "Our loss since inception is $6,962."

- "As of March 31, 2012, the Company had $438 cash and our liabilities were $4,400, . . ."

Please revise the financial information throughout your document to ensure amounts disclosed are consistent with the amounts reported in your financial statements.

<u>Future Sales by Existing Stockholders, page 26</u>

7.   We note your response to comment 3 in our letter dated April 6, 2012 in which you stated that you have entered into a sales agreement and that your management devotes a significant amount of time to your operations. Regarding the sales agreement, entering into a sales agreement—even if a partial payment has been made—in and of itself does not constitute more than nominal operations. Regarding the time your management devotes to your operations, the amount of time spent on operations does not change the nature of those operations. As previously noted, you do not have revenue and your operating expenses from inception to March 31, 2012 consist solely of $7,500 in professional fees and $462 in general and administrative expenses. In addition, your total assets as of March 31, 2012 equal $438. As such, your operations are nominal. Please disclose that you are currently a shell company and that Rule 144 is unavailable to your promoter pursuant to Rule 144(i) of the Securities Act.

<u>Statements of Operations, page 41</u>

8.   We note the loss from operations before provision for income tax of ($7,962) and no provision for income tax resulting in a net loss of ($6,962). Please reconcile and revise as appropriate.

<u>Exhibit 23.1</u>

9.   Please include a currently dated consent in your amended filing.

       You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or, Brigitte Lippmann, Special Counsel, at (202) 551-3713 with any other questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann   for

                                        Mara L. Ransom
                                        Assistant Director

cc: <u>Via E-mail</u>
        Kevin A. Polis
        Carrillo Huettel, LLP